UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R 100**

(CUSIP Number)

Forrest Xiaodong Li

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

Copy to:

Yanjun Wang, Esq.

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Forrest Xiaodong Li (“Mr. Li”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 55,463,622 Shares
	(8)	SHARED VOTING POWER 46,573,653 Shares[1]
	(9)	SOLE DISPOSITIVE POWER 46,847,982 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,037,275 Shares[2]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[3]
(14)	TYPE OF REPORTING PERSON* IN

1	Represents 46,573,653 Class B ordinary shares of par value US$0.0005 per share (“Class B Ordinary Shares”) of the Issuer that are subject to an irrevocable proxy with respect to all matters that require shareholder vote granted by Tencent to Mr. Li.

2	The Reporting Person is deemed to beneficially own 9,155,079 Class A ordinary shares of par value US$0.0005 per share (“Class A Ordinary Shares”) and 92,882,196 Class B Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.” Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

3	As a percentage of 327,039,175 outstanding Shares of the Issuer as of November 3, 2017. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by the Reporting Person represent approximately 45.0% of the aggregate voting power of the total issued and outstanding Shares.

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Blue Dolphins Venture Inc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 39,416,870 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 39,416,870 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,416,870 Shares[4]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[5]
(14)	TYPE OF REPORTING PERSON* CO

4	Represents 39,416,870 Class B Ordinary Shares held by the Reporting Person.

5	As a percentage of 327,039,175 outstanding Shares of the Issuer as of November 3, 2017.

Item 1. Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates are the Class A ordinary shares of par value US$0.0005 per share (“Class A Ordinary Shares”) of Sea Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). The Issuer’s principal executive office is located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Mr. Forrest Xiaodong Li (“Mr. Li”) and Blue Dolphins Venture Inc (“Blue Dolphins”) (each a “Reporting Person,” and together, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Act. The business address of the Reporting Persons is c/o Sea Limited, 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

Mr. Li, a citizen of Singapore, is the chairman and group chief executive officer of the Issuer and the sole owner and director of Blue Dolphins. Blue Dolphins is a company incorporated in the British Virgin Islands mainly for investment purposes. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1.

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 3.

Mr. Li is deemed to beneficially own an aggregate of 102,037,275 Class A Ordinary Shares and Class B Ordinary Shares of par value US$0.0005 per share (“Class B Ordinary Shares”) of the Issuer, and Blue Dolphins is deemed to beneficially own 39,416,870 Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.” The Reporting Persons acquired the Shares covered by this Scheduled 13D that are held by them prior to the Issuer’s initial public offering, which acquisition was financed by the personal funds of Mr. Li, whereas the other Shares covered by this Schedule 13D are deemed beneficially owned by Mr. Li through voting proxies.

Pursuant to an irrevocable proxy among Mr. Li, on the one hand, and Tencent Holdings Limited, Tencent Limited and Tencent Growthfund Limited (collectively, “Tencent”) on the other hand, dated September 1, 2017 (the “Irrevocable Proxy”), Tencent has agreed to appoint Mr. Li as its proxy with respect to all or a portion of the Class B Ordinary Shares held by Tencent on matters that are subject to the vote of shareholders, effective immediately prior to the completion of the Issuer’s initial public offering, which occurred on October 24, 2017. Mr. Li may be deemed to beneficially own the portion of Class B Ordinary Shares held by Tencent for which it has given Mr. Li the General Proxy (as defined in Item 6) pursuant to the Irrevocable Proxy.

Item 4. Purpose of Transaction.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Shares covered by this Scheduled 13D that are held by them prior to the Issuer’s initial public offering. The Shares were acquired for investment purposes.

Pursuant to the Irrevocable Proxy between Mr. Li and Tencent, Tencent has agreed to appoint Mr. Li as its proxy with respect to all or a portion of the Class B Ordinary Shares held by Tencent on matters that are subject to the vote of shareholders, effective immediately prior to the completion of the Issuer’s initial public offering, which occurred on October 24, 2017.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a)-(b)					Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned		Percent of Class		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mr. Li	102,037,275 Shares	(1)	30.5	%(2)	55,463,622 Shares	46,573,653 Shares	(3)	46,847,982 Shares	0
Blue Dolphins	39,416,870 Shares	(4)	12.1	%(5)	39,416,870 Shares	0		39,416,870 Shares	0

(1)	The amount beneficially owned by Mr. Li includes (i) 6,891,673 Class B Ordinary Shares held by Mr. Li, (ii) 39,416,870 Class B Ordinary Shares held by Blue Dolphins, and (iii) Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from the date hereof.

Mr. Li’s beneficial ownership also includes (a) 46,573,653 Class B Ordinary Shares held by Tencent for which it has given Mr. Li an irrevocable proxy to vote such Shares under the General Proxy (as defined in Item 6) (such Class B Ordinary Shares exclude those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights over matters relating to the Issuer’s board size and composition under the Board Proxy (as defined in Item 6)) and (b) Class A Ordinary Shares held by our directors, employees, others and Garena ESOP Program (PTC) Limited who have given Mr. Li an irrevocable proxy to vote such shares, including Shares issuable upon exercise of options and vesting of restricted shares within 60 days from the date hereof.

(2)	As a percentage of 327,039,175 outstanding Shares as of November 3, 2017. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by the Reporting Person represent approximately 45.0% of the aggregate voting power of the total issued and outstanding Shares.

(3)	Represents 46,573,653 Class B Ordinary Shares of the Issuer that are subject to an irrevocable proxy with respect to all matters that require shareholder vote granted by Tencent to Mr. Li.

(4)	Represents 39,416,870 Class B Ordinary Shares held by Blue Dolphins.

(5)	As a percentage of 327,039,175 outstanding Shares of the Issuer as of November 3, 2017.

The parties to the Irrevocable Proxy may be deemed to be a “group” pursuant to Rule 13d-5 of the Exchange Act. If the parties to the Irrevocable Proxy are deemed to be a group, the members of such group would be the Reporting Persons and Tencent.

(c) Except as disclosed in this Schedule 13D, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any director of the Reporting Persons, has effected any transactions relating to the Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Under the Irrevocable Proxy, Tencent has granted Mr. Li an irrevocable proxy with respect to its Class B Ordinary Shares for any matters concerning the size and/or composition of the Issuer’s board that require a shareholder vote, including, any resolution to approve, authorize or confirm any increase or decrease in the number of or any minimum or maximum number of directors of the Issuer’s board, any appointment or election of any new director or directors of the Issuer, and any removal or replacement of any existing director or directors of the Issuer (“Board Proxy”). Mr. Li has agreed to vote all of such Class B Ordinary Shares at the direction of Tencent for the election, removal and replacement of one member of the Issuer’s board, provided the nominee for such board seat is qualified and permitted to serve on the Issuer’s board under applicable law and stock exchange rules (“Tencent Director Matters”).

Under the Irrevocable Proxy, for all other matters that require shareholder vote, Tencent has granted Mr. Li an irrevocable proxy with respect to a certain number of the Class B Ordinary Shares held by Tencent such that Tencent’s total voting power in the Issuer does not exceed 29% of the total voting power of all outstanding Shares immediately after the initial public offering of the Issuer, excluding Shares issued pursuant to (i) the conversion of any outstanding convertible promissory notes of the Issuer held by Tencent, and (ii) the exercise of any over-allotment options by the underwriters in the initial public offering of the Issuer (“General Proxy”).

In addition, upon any sale, transfer, assignment or disposition of ownership in any Class B Ordinary Shares by a holder to any person or entity which is not a permitted transferee under the Irrevocable Proxy, such Class B Ordinary Shares will automatically convert into an equal number of Class A Ordinary Shares. Permitted transferees of Mr. Li include certain of his relatives so long as Mr. Li keeps voting rights over the Class B Ordinary Shares held by such transferees, and for Tencent include certain of its affiliates.

Upon termination of the Irrevocable Proxy, all issued and outstanding Class B Ordinary Shares will automatically convert into an equal number of Class A Ordinary Shares (subject to the exception described below). The Irrevocable Proxy will terminate upon the earliest of: (i) the tenth anniversary of the completion of the initial public offering of the Issuer, which can be extended if the parties to the Irrevocable Proxy agree; (ii) Mr. Li voluntarily ceasing to be the Issuer’s group chief executive officer; (iii) the death or permanent incapacity of Mr. Li; (iv) Mr. Li failing to spend at least half of all work days, excluding certain leaves, in any given calendar year on the Issuer’s business, the end of such calendar year; (v) Mr. Li voting the Shares subject to the Board Proxy on any Tencent Director Matter contrary to the written direction of Tencent; or (vi) the mutual agreement of the parties to the Irrevocable Proxy. However, if upon the tenth anniversary of the completion of the initial public offering of the Issuer, the number of issued and outstanding Class B Ordinary Shares held by Tencent is less than 50% of the total number of issued and outstanding Class B Ordinary Shares held by it immediately after the completion of the initial public offering of the Issuer, all of the Class B Ordinary Shares then held by Tencent will automatically convert into an equal number of Class A Ordinary Shares, and all of the Class B Ordinary Shares held by Mr. Li and his permitted transferees will not convert into Class A Ordinary Shares until the earliest of an additional ten years or any of the events described in (ii), (iii) and (iv) above.

Under an investors’ rights agreement entered into by and among the Issuer and certain of its investors and shareholders as of April 8, 2017, the Issuer has granted certain registration rights to holders of certain of its securities, which include Shares held directly or indirectly by Mr. Li.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated November 3, 2017 by and among the Reporting Persons

Exhibit 2	Irrevocable Proxy, dated as of September 1, 2017, between Mr. Li, on the one hand, and Tencent Holdings Limited, Tencent Limited and Tencent Growthfund Limited, on the other hand (filed as Exhibit 4.4 of the Issuer’s Registration Statement on Form F-1, Registration No. 333-220571, filed with the Securities and Exchange Commission on September 22, 2017, and incorporated herein by reference)

Exhibit 3	Fifth Amended and Restated Investors’ Rights Agreement, dated as of April 8, 2017, by and among the investors, the Issuer and the certain shareholders named therein (filed as Exhibit 10.5 of the Issuer’s Registration Statement on Form F-1 (SEC 333-220571), filed with the Securities and Exchange Commission on September 22, 2017, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2017

Forrest Xiaodong Li	/s/ Forrest Xiaodong Li

Blue Dolphins Venture Inc	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Director

[Signature Page to Schedule 13D]